May 13, 2024

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation
Amendment No. 7 to Registration Statement on Form S-4
Filed on April 22, 2024
File No: 333-267662

Dear Mr. Anderegg:

On behalf of INFINT Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 7 to Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”). An electronic version of Amendment No. 8 (“Amendment No. 8”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 8, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated May 10, 2024, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 7 to Registration Statement on Form S-4 filed April 22, 2024

Seamless Business

ODL Service Fund Flow, page 186

1. We note your discussion of the legal ownership of the XRP. Please disclose whether XRP would be available to satisfy general creditor claims in the event of a Tranglo or Seamless bankruptcy.

Response: In response to the Staff’s comment, the Company revised disclosure on page 186 of the Amended Registration Statement to add the following: “In the event of a Tranglo or Seamless bankruptcy, the XRP would not be available to satisfy general creditor claims.”

Note 2. Summary of Significant Accounting Policies

(s) Revenue recognition, page F-34

2. Please clarify in your remittance service revenue disclosure who you consider your customer(s) to be.

Response: In response to the Staff’s comment, the Company revised disclosure on page F-34 of the Amended Registration Statement to add the following: “The customers of the remittance services are financial institutions (referred to as “Remittance Partners”). Remittance Partners who use the fiat currency prefunding option for their remittance business with the Company are referred to as Fiat Currency Prefunded Remittance Partners, whereas customers who choose the XRP Prefunding mode are referred to as XRP Prefunded Remittance Partners.”

(gg) Prefunding to remittances partner, page F-39

3. Please clarify your disclosure related to safeguarding of the XRP to include who holds the cryptographic key information, maintains the internal recordkeeping of those assets, and is obligated to secure the assets and protect them from loss or theft.

Response: In response to the Staff’s comment, the Company revised disclosure on page F-39 of the Amended Registration Statement to add the following: “Independent Reserve SG Pte Ltd (“Independent Reserve”), Philippine Digital Asset Exchange (“Pdax”), Betur, Inc. (“Coins.ph”) and Bitstamp Global Limited (“Bitstamp”) (collectively, the “Cryptocurrency Exchanges”) are centralized crypto exchanges which keep the cryptographic keys for each respective XRP wallet and provide the Company with its respective API access keys. The Company is the only party that holds the API access keys that grant it direct access to its XRP wallet maintained on the respective Cryptocurrency Exchange. The Cryptocurrency Exchanges maintain records of all assets deposited by its users and send statements to the Company. The Company reconciles its internal ODL transaction records to the statements received from the Cryptocurrency Exchanges to ensure that these are accurate. The Company has an obligation to protect the API access keys from being abused or stolen. The Company is responsible for any damages caused by loss or theft.”

Note 21. Related Party Transactions, page F-54

4. We note your response to prior comment 4 and we re-issue our previous comment. Please add disclosure of Tranglo’s Master XRP Commitment to Sell Agreement similar to your disclosure in the third to the last paragraph on page 252 including disclosing the balance of deposits of XRP into Tranglo’s crypto wallet at each reporting date and the maximum limits noted in the agreement. Also, please add similar disclosure related to GEA’s Master XRP Commitment to Sell Agreement. Refer to SAB Topic 5:T and the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.

Response: In response to the Staff’s comment, Seamless revised Note 21. “Related Party Transactions” beginning on page F-55 of the Amended Registration Statement to disclose both the nature of Tranglo’s Master XRP Commitment to Sell Agreement and GEA’s Master XRP Commitment to Sell Agreement. The amended disclosure also includes the balance of XRP deposits in Tranglo and GEA’s crypto wallets at each reporting period, as well as the maximum limit specified in each agreement.

General

5. We note your disclosure on page 61 that the PRC government could intervene with, or influence, your operations as the government deems appropriate to further regulatory, political and societal goals. Please further revise your disclosure to address any permissions or approvals that your or your subsidiaries are required to obtain from Chinese officials to complete the transaction and to offer the securities being registered to foreign investors. In particular, we note that the China Securities Regulatory Commission adopted Trial Measures which impose certain requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction and the risks of non-compliance. If you believe the Trial Measures do apply to this transaction, please disclose why.

Response: In response to the Staff’s comment, the Company revised disclosure on page 61 of the Amended Registration Statement to disclose the permissions and approvals required and to clarify that Seamless does not believe that the Trial Measures apply to it or its subsidiaries. Further, New Seamless does not consider itself a PRC operating entity or a China-based issuer, in particular, as specified in the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines promulgated by the CSRC on February 17, 2023, which became effective on March 31, 2023. According to the Trial Measures, an issuer is a “domestic [Chinese] company” if the issuer meets both of the following conditions and thus, subject to the requirements for domestic [Chinese] companies seeking to offer or list securities overseas, both directly and indirectly, thereunder: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China.” Seamless’ only operations in Hong Kong are through TNG Asia and GEA, and it has no operations in mainland China. Following the divestiture of TNG Asia and GEA, which will occur prior to the consummation of the Business Combination, New Seamless will not own or control any equity interest in any PRC company or operate any business in China, and Seamless did not, and New Seamless will not, have 50% or more of its total assets, net assets, revenues or profits located or generated in China. As such, Seamless believes that the Trial Measures do not apply to the Business Combination.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation